Exhibit 99.2

Management's Discussion and Analysis

For the three and six months ended June 30, 2026

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated July 30, 2026 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and six months ended June 30, 2026. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the second quarter of 2026.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections in this MD&A titled "Managing Risk", "Forward-Looking Statements and Information" and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025, the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024, our Annual Information Form for the year ended December 31, 2025 (our "AIF"), and news releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries and McIlvenna Bay, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Pounds ("M lb"); Million Tonnes ("Mt"); Tonnes ("t"); Kilo Tonnes ("kt"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("Euribor").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026

3

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
About Eldorado Gold
Eldorado Gold is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Turkiye, and Greece. We operate five mines: the Lamaque Complex in Quebec, Canada ("Lamaque"), McIlvenna Bay in Saskatchewan, Canada, Kisladag and Efemcukuru located in western Turkiye, and Olympias located in northern Greece. Lamaque, Kisladag and Efemcukuru are gold mines, McIlvenna Bay is a copper-zinc operation producing two concentrates bearing copper, zinc, gold and silver, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
On April 14, 2026, Eldorado acquired Foran Mining Corporation ("Foran") and its McIlvenna Bay Project, adding a high-quality, long-life asset in a premier mining jurisdiction.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that supports investment in the Skouries Project and the Olympias mine. In order to develop the Skouries Project, we have secured a project financing facility (see the section - Financial Condition and Liquidity of this MD&A), as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
Revenue	$487.5	$451.7	$1,019.9	$807.0
Gold produced (oz)	104,616	133,769	204,974	249,662
Gold sold (oz)	102,691	131,489	203,310	247,752
Average realized gold price ($/oz sold) (2)	$4,379	$3,270	$4,632	$3,112
Production costs	184.8	162.2	373.0	310.5
Total cash costs ($/oz sold) (2,3)	1,432	1,064	1,451	1,106
All-in sustaining costs ($/oz sold) (2,3)	1,926	1,520	1,934	1,538
Net earnings for the period (1)	172.8	138.0	309.2	210.4
Net earnings per share – basic ($/share) (1)	0.69	0.67	1.38	1.03
Net earnings per share – diluted ($/share) (1)	0.68	0.67	1.36	1.02
Net earnings for the period continuing operations (1,4)	172.8	139.0	309.2	211.0
Net earnings per share continuing operations – basic ($/share) (1,4)	0.69	0.68	1.38	1.03
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.68	0.67	1.36	1.02
Adjusted net earnings (1,2,4)	136.7	90.1	325.0	146.5
Adjusted net earnings per share - basic ($/share) (1,2,4)	0.54	0.44	1.45	0.72
Net cash generated from operating activities (4)	149.5	158.2	290.9	288.6
Cash flow from operating activities before changes in working capital (2,4)	103.1	202.0	290.2	338.5
Free cash flow (2,4)	(334.1)	(61.6)	(463.2)	(91.0)
Free cash flow excluding Skouries and McIlvenna Bay (2,4,5)	40.9	61.5	103.8	129.4
Cash and cash equivalents (4)	554.6	1,078.6	554.6	1,078.6
Total assets	10,252.2	6,303.8	10,252.2	6,303.8
Debt	1,749.9	1,157.1	1,749.9	1,157.1
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Includes costs allocated to by-products.
(4)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(5)Amounts presented add back cash-basis capital expenditure on the Skouries Project in the respective periods and the McIlvenna Bay Mine only in 2026.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Key Business Developments
Acquisition of Foran Mining Corporation
On April 14, 2026, the Company completed the acquisition of Foran (the “Foran Acquisition”), whereby the Company acquired 100% of the issued and outstanding common shares of Foran based on an exchange ratio of 0.1128 Eldorado common shares and CDN$0.01 in cash for each Foran common share (the “Exchange Ratio”) pursuant to a Plan of Arrangement. The principal property acquired by the Company in the Foran Acquisition was the McIlvenna Bay Project in Saskatchewan, Canada.
First copper concentrate was achieved on June 7, 2026 followed by first zinc concentrate in July 2026. Commercial production is expected in Q3 2026. See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Skouries Project Update
First production of the copper-gold concentrate is expected in Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds. See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Normal Course Issuer Bid
In May 2025, Eldorado amended its normal course issuer bid ("NCIB") and renewed it in July 2025. In 2026, the Company repurchased and cancelled 2,419,992 common shares at an average price of $34.67 for a total of $83.9 million.
Dividend Program
In January 2026, the Company announced the initiation of a dividend program. The dividend program provides for the payment of a regular quarterly dividend per common share of the Company (“common share”). On April 30, 2026, the Company declared a second quarter dividend of $0.075 per common share, paid on June 16, 2026, to shareholders of record at close of business on June 2, 2026.
On July 30, 2026, the Company declared a third quarter dividend of $0.075 per common share, payable on September 15, 2026 to shareholders of record at the close of business on September 1, 2026.
Executive Leadership and Board Changes
Steve Reid stepped down as Chair and from the Board, effective July 30, 2026.
Dan Myerson was appointed as Chair of the Board, effective July 30, 2026.
Patrick Godin was appointed as Lead Independent Director, effective July 30, 2026.
George Burns will retire as Chief Executive Officer of Eldorado Gold, effective September 30, 2026. Following his retirement from management, Mr. Burns will remain on the Company’s Board of Directors.
Christian Milau will assume the role of President and Chief Executive Officer and will join the Board of Directors, effective September 30, 2026.
Paul Ferneyhough’s role will expand to Executive Vice President, Strategy and Chief Financial Officer, effective September 30, 2026.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
2026 Outlook
The Company is updating its consolidated 2026 annual gold production guidance to 495,000 to 600,000 ounces, reflecting the addition of initial gold production from McIlvenna Bay. Gold production in 2026 continues to be weighted to the second half of the year.
Excluding Skouries and McIlvenna Bay, the Company is maintaining its annual gold production guidance of 430,000 to 490,000 ounces, total cash costs per ounce sold of between $1,220 to $1,420 and AISC per ounce sold of between $1,670 to $1,870 per ounce sold.
At McIlvenna Bay, costs are expected to trend toward our long-term expectations, and operating costs per tonne are expected to range between $90 to $110 by the end of December 2026.

Total
Consolidated Gold Production	Gold (000' oz)	495 - 600
Operations	Gold - Total Cash Costs By-Product Basis ($/oz sold)	1,220 – 1,420
	Gold - All-in Sustaining Costs By-Product Basis ($/oz sold)	1,670 – 1,870
	Gold - All-in Sustaining Costs Co-Product Basis ($/oz sold)	1,670 – 1,870
	Sustaining capital ($ millions)	140 – 165
	Growth capital ($ millions)	375 – 405
Skouries	Gold - Total All-in Sustaining Costs By-Product Basis ($/oz sold)	(100) – 200
	Project Capital ($ millions)	335
	Accelerated Operational Capital ($ millions)	167
	Growth capital ($ millions)	35 – 45
	Sustaining capital ($ millions)	20 – 35
McIlvenna Bay	Copper (M lb)	5 – 10
	Zinc (000’ t)	3 – 6
	Gold (000’ oz)	5 – 10
	Silver (000’ oz)	100 – 200
	Growth capital post commercial production ($ millions)	15 - 20
	Sustaining capital ($ millions)	20 - 25

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Review of Operating and Financial Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 0.63 in Q2 2026 and 0.46 for the six months ended June 30, 2026, as compared to an LTIFR of 0.95 in Q2 2025 and 0.83 for the six months ended June 30, 2025. We continue to implement multi-year programs to support continuous improvement in workplace safety, supporting our vision of Everyone Going Home Healthy and Safe Every Day.
Production, Sales and Revenue
In Q2 2026, we produced 104,616 ounces of gold, a decrease from Q2 2025 production of 133,769 ounces. Total gold production of 204,974 ounces in the six months ended June 30, 2026 decreased 18% from 249,662 ounces produced in the six months ended June 30, 2025. The decreases in production in the three and six-month periods were driven by decreases at Kisladag, due to the planned lower tonnes and ore grade stacked, and at Efemcukuru, due to lower ore grade and recoveries, partially offset by higher production at Lamaque as a result of higher throughput and recoveries, which includes the positive impact of Ormaque ore following receipt of the operating authorization in March.
Gold sales in Q2 2026 were 102,691 ounces, a decrease from 131,489 ounces sold in Q2 2025. Total gold sales of 203,310 ounces in the six months ended June 30, 2026 decreased 18% from 247,752 ounces in the six months ended June 30, 2025. The lower sales volume in both periods reflects lower production at Kisladag and Efemcukuru, partially offset by higher production at Lamaque.
The average realized gold price(1) was $4,379 per ounce sold in Q2 2026, an increase from $3,270 per ounce sold in Q2 2025. For the six months ended June 30, 2026, the average realized gold price was $4,632 per ounce sold as compared to $3,112 per ounce sold in the six months ended June 30, 2025.
Total revenue increased to $487.5 million in Q2 2026 from $451.7 million in Q2 2025 and to $1,019.9 million in the six months ended June 30, 2026, from $807.0 million in the six months ended June 30, 2025. The increases in both periods were due to the higher average realized gold price, partially offset by lower volumes sold.
Production Costs and Unit Cost Performance
Production costs increased to $184.8 million in Q2 2026 from $162.2 million in Q2 2025 and to $373.0 million in the six months ended June 30, 2026 from $310.5 million in the six months ended June 30, 2025. Increases in both periods were driven by higher royalties in Turkiye and Greece, which accounted for approximately 23% and 53% of the increase to production costs for Q2 2026 and the six months ended June 30, 2026, respectively. The remainder relates primarily to increases in labour, contractors and maintenance in both the Turkiye operations, due to inflation and planned maintenance, as well as Lamaque due to deepening the production centre of the Triangle Mine.
Production costs include royalty expense, which increased to $33.8 million in Q2 2026 from $28.7 million in Q2 2025 and increased to $83.9 million in the six months ended June 30, 2026 from $50.9 million in the six months ended June 30, 2025. Increases in both periods were due to higher average realized gold prices and higher royalty rates, partially offset by lower volumes sold. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation, and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs(1) averaged $1,432 per ounce sold in Q2 2026, an increase from $1,064 in Q2 2025, and $1,451 in the six months ended June 30, 2026 from $1,106 in the six months ended June 30, 2025. The increases in both the three and six-month periods were primarily due to higher production costs and lower volumes sold, partially offset by higher costs allocated to by-products.
(1) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

8

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
AISC per ounce sold(2) averaged $1,926 in Q2 2026, an increase from $1,520 in Q2 2025, and $1,934 in the six months ended June 30, 2026 from $1,538 in the six months ended June 30, 2025. The increases in both periods were driven by higher total cash costs and lower volumes sold, partially offset by lower sustaining capital expenditures.
Other Expenses
Depreciation expense totalled $54.2 million in Q2 2026, compared to $66.0 million in Q2 2025, and $108.2 million in the six months ended June 30, 2026, compared to $126.1 million in the six months ended June 30, 2025. The decreases in both periods were primarily due to decreases at Kisladag on lower production.
Foreign exchange gains totalled $13.9 million in Q2 2026, compared to a loss of $18.5 million in Q2 2025. In the six months ended June 30, 2026, foreign exchange gains totalled to $34.2 million from a loss of $24.8 million in the six months ended June 30, 2025. The gains in both periods were primarily due to the impact of fluctuations in the EUR/USD exchange rate on Euro denominated debt and payables, with the Euro weakening in the three and six months ended June 30, 2026 compared to strengthening in the three and six months ended June 30, 2025.
Other income was $23.1 million in Q2 2026 compared to an expense of $3.0 million in Q2 2025, with the movement mainly attributable to gains on zero-cost gold collars and gold and copper commodity swaps related to the Term Facility in Q2 2026. Other income totalled $10.2 million in the six months ended June 30, 2026 compared to an expense of $62.7 million in the six months ended June 30, 2025, with the movement driven by losses on derivative instruments in 2025 due to rising gold and copper prices, impacting the gold collars and gold and copper commodity swaps related to the Term Facility.
Finance costs increased to $10.2 million in Q2 2026 from $0.7 million in Q2 2025 and increased to $24.1 million in the six months ended June 30, 2026 from $12.9 million in the six months ended June 30, 2025. The increase in the three-month period was mainly due to a loss on the redemption option derivatives fair value of $1.5 million in Q2 2026 compared to a gain of $7.3 million in Q2 2025. The increase in the six-month period was primarily driven by higher interest and financing costs on cumulative debt, and a loss of $7.3 million on the redemption option derivatives change in fair value in the six months ended June 30, 2026 compared to a gain of $7.9 million in the six months ended June 30, 2025.
Income Tax
Income tax expense from continuing operations increased to $54.5 million in Q2 2026 from an expense of $33.3 million in Q2 2025 and increased to an expense of $165.5 million for the six months ended June 30, 2026 from an expense of $0.7 million for the six months ended June 30, 2025.
Current tax expense increased to $53.1 million in Q2 2026 from $44.6 million in Q2 2025 and increased to $133.8 million in the six months ended June 30, 2026 from $91.8 million in the six months ended June 30, 2025. Current tax is comprised of $15.1 million and $51.7 million from operations in Turkiye and $37.6 million and $81.3 million from operations in Canada, recognized in the three and six months ended June 30, 2026, respectively.
Deferred tax expense was $1.4 million in Q2 2026 compared to a recovery of $11.3 million in Q2 2025 and a $31.7 million expense for the six months ended June 30, 2026 compared to a recovery of $91.1 million for the six months ended June 30, 2025. Deferred tax for the quarter included, among other items, a $47.4 million deferred tax recovery to reflect changes to the Turkish corporate income tax rate and a $15.8 million expense related to net movements against the U.S. dollar of local currencies, primarily the Lira and the Euro, partially offset by reversal of temporary differences. On June 4, 2026, a decrease in the corporate income tax rate in Turkiye was enacted. The current corporate income tax rate of 25% is reduced to 12.5% for 2027 and subsequent years.
The Company continually assesses its potential exposure to Pillar Two income taxes. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the most recent assessment performed, the Company does not expect a material exposure to Pillar Two top-up taxes.
(2) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

9

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Net Earnings Attributable to Shareholders
The Company reported net earnings attributable to shareholders from continuing operations of $172.8 million ($0.69 earnings per share) in Q2 2026 compared to net earnings of $139.0 million ($0.68 earnings per share) in Q2 2025 and net earnings of $309.2 million ($1.38 earnings per share) in the six months ended June 30, 2026 compared to net earnings of $211.0 million ($1.03 earnings per share) in the six months ended June 30, 2025. The increase in net earnings in both periods were driven by higher average realized gold prices, foreign exchange gains and lower depreciation, partially offset by lower volumes sold, higher production costs and higher income tax expense.
Adjusted net earnings(3) was $136.7 million ($0.54 adjusted earnings per share) in Q2 2026 compared to adjusted net earnings of $90.1 million ($0.44 adjusted earnings per share) in Q2 2025. Adjustments of non-recurring items in Q2 2026 include a reversal of $116.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, and a $13.1 million expense relating to acquisition and integration costs.
Adjusted net earnings(3) was $325.0 million ($1.45 adjusted earnings per share) in the six months ended June 30, 2026 compared to adjusted net earnings of $146.5 million ($0.72 adjusted earnings per share) in the six months ended June 30, 2025. Adjustments of non-recurring items in the six months ended June 30, 2026 include a reversal of $96.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $34.1 million loss on foreign exchange due to the translation of deferred tax balances, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, and a $20.8 million expense relating to acquisition and integration costs.
Cash Generated from Operating Activities and Free Cash Flow(3)
Net cash generated from operating activities from continuing operations decreased to $149.5 million in Q2 2026 from $158.2 million in Q2 2025, and increased to $290.9 million in the six months ended June 30, 2026 from $288.6 million in the six months ended June 30, 2025. The decrease in Q2 2026 was mainly due to higher income taxes paid, lower gold ounces sold, higher production costs and expenses associated with the Foran Acquisition. This was partially offset by higher revenue resulting from higher average realized gold prices. The increase in the six months ended June 30, 2026 was due to higher revenue from higher average realized gold prices, offset by lower ounces sold, higher taxes paid and higher production costs. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow(3) was negative $334.1 million in Q2 2026 compared to negative $61.6 million in Q2 2025, and negative $463.2 million in the six months ended June 30, 2026 compared to negative $91.0 million in the six months ended June 30, 2025. The decrease in both periods was driven by higher investing activities and lower cash generated from operating activities.
Free cash flow excluding Skouries and McIlvenna Bay(3) was $40.9 million and $103.8 million in the three and six months ended June 30, 2026, respectively. Free cash flow excluding Skouries was $61.5 million and $129.4 million in the three and six months ended June 30, 2025, respectively. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries Project in the respective periods and the McIlvenna Bay Mine only in 2026.
(3) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2026	2025	2026	2025
Consolidated
Gold produced (oz)	104,616	133,769	204,974	249,662
Gold sold (oz)	102,691	131,489	203,310	247,752
Production costs	$184.8	$162.2	$373.0	$310.5
Total cash costs ($/oz sold) (1,2)	$1,432	$1,064	$1,451	$1,106
All-in sustaining costs ($/oz sold) (1,2)	$1,926	$1,520	$1,934	$1,538
Sustaining capital expenditures (2)	$35.0	$44.1	$67.9	$76.9
Kisladag
Gold produced (oz)	19,108	46,058	47,447	90,377
Gold sold (oz)	19,389	45,290	47,700	89,628
Production costs	$41.6	$52.7	$98.3	$100.2
Total cash costs ($/oz sold) (1,2)	$2,050	$1,133	$1,958	$1,086
All-in sustaining costs ($/oz sold) (1,2)	$2,407	$1,324	$2,201	$1,232
Sustaining capital expenditures (2)	$5.6	$6.5	$9.0	$8.8
Lamaque
Gold produced (oz)	52,340	50,640	94,646	91,078
Gold sold (oz)	50,060	49,447	94,667	91,652
Production costs	$44.2	$36.1	$86.0	$71.9
Total cash costs ($/oz sold) (1,2)	$865	$721	$884	$774
All-in sustaining costs ($/oz sold) (1,2)	$1,192	$1,231	$1,276	$1,305
Sustaining capital expenditures (2)	$16.1	$25.4	$36.3	$48.1
Efemcukuru
Gold produced (oz)	18,019	21,093	33,413	40,400
Gold sold (oz)	18,345	20,779	33,518	38,569
Production costs	$38.7	$28.5	$76.3	$53.2
Total cash costs ($/oz sold) (1,2)	$1,926	$1,335	$2,053	$1,345
All-in sustaining costs ($/oz sold) (1,2)	$2,252	$1,667	$2,377	$1,613
Sustaining capital expenditures (2)	$5.7	$6.4	$10.3	$9.4
Olympias
Gold produced (oz)	15,125	15,978	29,444	27,807
Gold sold (oz)	14,897	15,973	27,425	27,903
Production costs	$60.3	$44.8	$112.4	$85.1
Total cash costs ($/oz sold) (1,2)	$1,923	$1,578	$1,788	$1,929
All-in sustaining costs ($/oz sold) (1,2)	$2,465	$1,967	$2,267	$2,341
Sustaining capital expenditures (2)	$7.6	$5.8	$12.2	$10.7
(1)Includes costs allocated to by-products.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Kisladag

	3 months ended June 30,		6 months ended June 30,
Operating Data	2026	2025	2026	2025
Tonnes placed on pad	2,443,955	3,368,735	4,461,316	6,563,465
Recoverable ounces placed on pad	13,317	41,490	26,066	86,731
Head grade (g/t Au)	0.40	0.74	0.42	0.77
Gold produced (oz)	19,108	46,058	47,447	90,377
Gold sold (oz)	19,389	45,290	47,700	89,628
Average realized gold price ($/oz sold) (1)	$4,477	$3,289	$4,810	$3,087
Total cash costs ($/oz sold) (1)	$2,050	$1,133	$1,958	$1,086
All-in sustaining costs ($/oz sold) (1)	$2,407	$1,324	$2,201	$1,232
Financial Data
Revenue	$88.6	$150.4	$234.3	$279.6
Production costs	41.6	52.7	98.3	100.2
Depreciation and depletion	13.1	21.8	29.6	43.5
Earnings from mine operations	33.9	75.9	106.5	135.8
Growth capital investment (1)	32.6	22.3	83.8	43.0
Sustaining capital expenditures (1)	5.6	6.5	9.0	8.8
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Kisladag produced 19,108 ounces of gold in Q2 2026 compared to 46,058 ounces in Q2 2025, with the decrease due to the planned lower tonnes while the operation continues accelerated waste removal from phase 6 and the western area. Ore grade decreased to 0.40 grams per tonne in Q2 2026 from 0.74 grams per tonne in Q2 2025, which, combined with the lower tonnage, resulted in lower recoverable ounces stacked during the quarter.
Revenue decreased to $88.6 million in Q2 2026 from $150.4 million in Q2 2025, reflecting a decrease in gold ounces sold that was partially offset by the higher average realized gold price.
Production costs decreased to $41.6 million in Q2 2026 from $52.7 million in Q2 2025, driven by lower tonnes placed on the pad and gold produced, resulting in lower sales and royalty costs. This was partially offset by higher royalty rates, labour and contractor costs, maintenance and reagents used in water management. Lower gold production was primarily responsible for the increase in total cash costs per ounce sold to $2,050 in Q2 2026 from $1,133 in Q2 2025.
AISC per ounce sold increased to $2,407 in Q2 2026 from $1,324 in Q2 2025, primarily due to lower volumes sold and higher total cash costs.
Sustaining capital expenditures were $5.6 million in Q2 2026 and $9.0 million in the six months ended June 30, 2026, which primarily included planned equipment rebuilds and geometallurgical drilling. Growth capital investment of $32.6 million and $83.8 million in the three and six months ended June 30, 2026 was primarily waste stripping and associated equipment costs and continued construction of the North Heap Leach Pad ("NHLP") Phase 3, as well as one-time land purchases totalling $23.9 million required for the construction of the NHLP and North Rock Dump.
Kisladag incurred higher reagent costs as a result of increased water management activities following a period of higher‑than‑average precipitation that resulted in elevated water levels within site ponds. The Company continues to actively manage water balances across the operation, with a focus on continuing to maximize on‑site water capture and reuse in support of its sustainability objectives, and has constructed additional water storage capacity to enhance operational flexibility.

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
The current higher metal price environment has enabled further optimization of the Kisladag open pit. The Company is evaluating a pit shell based on a higher reserve gold price assumption of $2,100 per ounce, compared to the prior $1,700 pit shell, which is expected to open up the western area of the pit and support resource expansion in that area. To facilitate this opportunity and address ongoing geotechnical considerations within the open pit, waste stripping is expected to increase by approximately six to eight million tonnes in 2026 over initial plans.
Progress on construction of the whole ore agglomeration circuit, which is expected to increase permeability and reduce leach time, is on track with earthworks well underway and all long-lead items procured. Commissioning and ramp-up are expected in H1 2027.
The geometallurgical study, which characterized future mining phases and evaluated the benefits of additional screening for the high‑pressure grinding rolls, has been completed and the financial evaluation is underway. An investment decision on the additional screening is expected to be considered before year-end. Results from the associated drilling program have increased confidence in grade, ore classifications and recovery variability.
Overall, this mine optimization plan is expected to support improved sequencing of ore and waste movement and with implementation of whole ore agglomeration is expected to contribute to more consistent year‑over‑year operating performance over the longer term.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Lamaque

	3 months ended June 30,		6 months ended June 30,
Operating Data	2026	2025	2026	2025
Tonnes milled	258,729	251,273	483,998	499,822
Head grade (g/t Au)	6.60	6.62	6.41	6.00
Average recovery rate	95.3%	94.7%	94.8%	94.3%
Gold produced (oz)	52,340	50,640	94,646	91,078
Gold sold (oz)	50,060	49,447	94,667	91,652
Average realized gold price ($/oz sold) (1)	$4,445	$3,323	$4,655	$3,119
Total cash costs ($/oz sold) (1)	$865	$721	$884	$774
All-in sustaining costs ($/oz sold) (1)	$1,192	$1,231	$1,276	$1,305
Financial Data
Revenue	$223.4	$164.8	$443.0	$286.8
Production costs	44.2	36.1	86.0	71.9
Depreciation and depletion	18.4	20.6	36.4	40.3
Earnings from mine operations	160.8	108.0	320.6	174.7
Growth capital investment (1)	38.3	16.4	66.1	29.0
Sustaining capital expenditures (1)	16.1	25.4	36.3	48.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 52,340 ounces of gold in Q2 2026, an increase of 3% from 50,640 ounces in Q2 2025. The increase was due to higher throughput, benefiting from strong mill performance and the receipt of the Ormaque operating authorization in March.
Revenue increased to $223.4 million in Q2 2026 from $164.8 million in Q2 2025, primarily due to the higher average realized price combined with an increase in gold ounces sold during the quarter.
Production costs increased to $44.2 million in Q2 2026 from $36.1 million in Q2 2025, reflecting higher costs and higher volume sold. As the centre of production at the Triangle Mine deepens, additional costs are incurred for haulage, equipment (including maintenance) and personnel requirements. Total cash costs per ounce sold increased to $865 in Q2 2026 from $721 in Q2 2025 due to higher costs, including mining costs for Ormaque, partially offset by modestly higher ounces sold.
AISC per ounce sold was $1,192 in Q2 2026 compared to $1,231 in Q2 2025, primarily due to lower sustaining capital, partially offset by the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $16.1 million in Q2 2026 and $36.3 million in the six months ended June 30, 2026 primarily included underground development, equipment rebuilds, delineation drilling and purchases. Growth capital investment of $38.3 million in Q2 2026 and $66.1 million in the six months ended June 30, 2026 was primarily related to Ormaque development, construction of the paste plant, construction of the north basin water management structure, and continued ramp development at the Triangle Mine.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Efemcukuru

	3 months ended June 30,		6 months ended June 30,
Operating Data	2026	2025	2026	2025
Tonnes milled	141,721	134,064	280,159	261,849
Head grade (g/t Au)	4.64	5.75	4.29	5.64
Average recovery rate (to concentrate)	90.7%	92.2%	91.1%	92.0%
Gold produced (oz) (1)	18,019	21,093	33,413	40,400
Gold sold (oz)	18,345	20,779	33,518	38,569
Average realized gold price ($/oz sold) (2)	$4,003	$3,364	$4,413	$3,287
Total cash costs ($/oz sold) (2)	$1,926	$1,335	$2,053	$1,345
All-in sustaining costs ($/oz sold) (2)	$2,252	$1,667	$2,377	$1,613
Financial Data
Revenue	$76.8	$70.7	$155.4	$128.2
Production costs	38.7	28.5	76.3	53.2
Depreciation and depletion	8.6	7.8	16.2	14.7
Earnings from mining operations	29.5	34.4	62.9	60.3
Growth capital expenditures (2)	5.8	3.5	8.2	5.2
Sustaining capital expenditures (2)	5.7	6.4	10.3	9.4
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 18,019 ounces of gold in Q2 2026 compared to 21,093 ounces in Q2 2025. The decrease was primarily due to lower ore grade, which decreased to 4.64 grams per tonne in Q2 2026 from 5.75 grams per tonne in Q2 2025, partially offset by higher mill throughput.
Revenue increased to $76.8 million in Q2 2026 from $70.7 million in Q2 2025. The increase was driven by the higher average realized gold price, partially offset by lower gold ounces sold.
Production costs increased to $38.7 million in Q2 2026 from $28.5 million in Q2 2025, primarily due to higher royalty expense as a result of higher gold prices, as well as increased labour and maintenance costs. On a per ounce sold basis, higher royalties and direct operating costs combined with lower gold production resulted in an increase total cash costs per ounce sold to $1,926 in Q2 2026 from $1,335 in Q2 2025.
AISC per ounce sold increased to $2,252 in Q2 2026 from $1,667 in Q2 2025, primarily due to higher total cash costs.
Sustaining capital expenditures of $5.7 million in Q2 2026 and $10.3 million in the six months ended June 30, 2026 were primarily underground development and equipment rebuilds. Growth capital investment of $5.8 million in Q2 2026 and $8.2 million in the six months ended June 30, 2026 related to development costs at Bati, portal development at Kokarpinar, and construction of a water pond and mine rock storage facility.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Olympias

	3 months ended June 30,		6 months ended June 30,
Operating Data	2026	2025	2026	2025
Tonnes milled	115,605	118,475	210,515	217,077
Head grade (g/t gold)	7.58	8.21	7.96	7.96
Head grade (g/t silver)	112.99	113.73	118.18	107.17
Head grade (% lead)	3.79%	3.62%	3.91%	3.42%
Head grade (% zinc)	3.82%	4.17%	4.02%	3.91%
Gold average recovery rate (to concentrate)	90.3%	76.5%	88.8%	76.1%
Silver average recovery rate (to concentrate)	72.9%	75.6%	74.4%	71.8%
Lead average recovery rate (to concentrate)	73.3%	76.7%	74.5%	72.8%
Zinc average recovery rate (to concentrate)	79.7%	73.0%	78.5%	69.1%
Gold produced (oz) (1)	15,125	15,978	29,444	27,807
Gold sold (oz)	14,897	15,973	27,425	27,903
Silver produced (oz) (1)	302,289	311,014	580,985	531,125
Silver sold (oz)	306,224	292,984	561,927	494,086
Lead produced (t) (1)	2,915	2,936	5,595	4,965
Lead sold (t)	3,034	2,748	5,493	4,567
Zinc produced (t) (1)	2,986	3,070	5,640	5,018
Zinc sold (t)	3,156	2,888	5,494	4,697
Average realized gold price ($/oz sold) (2)	$4,494	$2,932	$4,513	$2,926
Total cash costs ($/oz sold) (2)	$1,923	$1,578	$1,788	$1,929
All-in sustaining costs ($/oz sold) (2)	$2,465	$1,967	$2,267	$2,341
Financial Data
Revenue	$98.6	$65.9	$187.1	$112.4
Production costs	60.3	44.8	112.4	85.1
Depreciation and depletion	14.1	15.8	26.1	27.6
Earnings (loss) from mining operations	24.2	5.3	48.7	(0.4)
Growth capital investment (2)	14.3	5.1	22.3	8.9
Sustaining capital expenditures (2)	7.6	5.8	12.2	10.7
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 15,125 ounces of gold in Q2 2026 compared to 15,978 ounces in Q2 2025, driven by lower gold grades, partially offset by a stable ore blend and flotation performance which resulted in increased metal recoveries.
Revenue increased to $98.6 million in Q2 2026 from $65.9 million in Q2 2025, due to the higher average realized gold price, partially offset by lower ounces sold.
Production costs increased to $60.3 million in Q2 2026 from $44.8 million in Q2 2025 driven by higher labour costs and royalties as a result of higher gold prices, partially offset by lower gold sales. On a per ounce sold basis, higher royalties and higher direct operating costs, partially offset by higher by-product credits, increased total cash costs per ounce sold to $1,923 in Q2 2026 from $1,578 in Q2 2025.
AISC per ounce sold increased to $2,465 in Q2 2026 from $1,967 in Q2 2025 primarily due to higher total cash costs combined with higher sustaining capital expenditures.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Sustaining capital expenditures of $7.6 million in Q2 2026 and $12.2 million in the six months ended June 30, 2026 primarily included underground development, underground resource classification drilling, filter press refurbishment, and mobile mining equipment rebuilds and purchases. Growth capital investment of $14.3 million in Q2 2026 and $22.3 million in the six months ended June 30, 2026 was primarily related to the mill expansion project and to a lesser extent underground development.
At Olympias, production has stabilized over the past three quarters, with flotation recoveries returning to modelled levels. Completion of the 650 ktpa expansion is expected by the end of 2026, with ramp‑up anticipated in the first quarter of 2027.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Development Projects
McIlvenna Bay Mine – Canada
The McIlvenna Bay Mine, located in Saskatchewan, Canada, is a copper-zinc-gold-silver project that Eldorado acquired through its acquisition of Foran, which closed on April 14, 2026. In March 2025, Foran published a McIlvenna Bay Project Feasibility Study, with an 18-year mine life and expected average annual production over the life of the mine of 41 million pounds of copper, 20,000 ounces of gold, 444,000 ounces of silver and 54 million pounds of zinc.
First production of copper concentrate from McIlvenna Bay was achieved on June 7, 2026 with production of first zinc concentrate achieved in July. The focus is on optimizing current operations and increasing throughput to full design capacity, with a ramp up to commercial production expected in Q3 2026. In Q2 2026, plant throughput was 5,405 tonnes resulting in 65,398 payable copper pounds produced.
The mine is expected to have a long life and is supported by a robust resource base, with highly prospective exploration upside across the broader district, including the nearby Tesla Zone. The initial Mineral Resource for Tesla is expected to be published in the fourth quarter of 2026. An updated Technical Report is expected to be released in the first quarter of 2027.
Located in one of the world’s most attractive mining jurisdictions, the project benefits from established infrastructure and is designated by the Government of Canada as a project of national significance to support critical mineral development.
2026 Production and Cost Guidance; Project Capital Estimate
Production at McIlvenna Bay in 2026 is expected to be 5 to 10 million pounds of copper, 3,000 to 6,000 tonnes of zinc, 5,000 to 10,000 ounces of gold and 100,000 to 200,000 ounces of silver. Operating costs per tonne are expected to range between $90 to $110 by the end of December 2026, and trend lower as the operation reaches steady-state production levels.
The total project capital cost estimate from June 1, 2024 to commercial production is expected to be $952 million. Project capital totalled $78.1 million during Q2 2026 (reported from the date of acquisition of April 14, 2026). During the third quarter the remaining spend is expected to be $90 million and relates to completion of the paste plant, water treatment plant, underground development and process optimization, together with additional scope and the final commissioning and ramp-up activities required to support commercial production.
Operating Activities
Primary Crusher Building
More than 400 kt of copper and zinc mineralized material is available on surface for processing. The primary crusher is operating at design capacity, material transfer to the fine ore bin is as expected, and ore-sorting and metal separation practices continue to be refined.
Process Plant
The SAG and ball mill circuits are ramping up well and continue to demonstrate increasing throughput as commissioning advances. As expected for a new processing plant, we continue to work through equipment, instrumentation and other availability-related challenges associated with ramp-up. Throughput is expected to continue increasing through the third quarter as the operation progresses toward commercial production.
Flotation
All flotation circuits are fully commissioned and have successfully produced copper, zinc and pyrite concentrates. Final commissioning of the regrind circuit is underway and expected to be completed in early August, supporting further improvements in concentrate quality as ramp-up progresses.
Thickening & Filtration
The thickening and filtration circuits are key to the ramp up of production. The teams are working to optimize the sequence of filtration and the thickening control circuit.

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Underground Development
Underground development continues to advance well. In addition to the 400 kt of ore stockpiled on surface, the mine has approximately 20 kt of blasted inventory, more than 330 km of drilling, and approximately 2 million tonnes of fully developed reserves within Block 1.
Study Commenced on Processing Expansion, Including Throughput Increase and Silver-Lead Circuit
The Company has commenced a study to evaluate an expansion of the processing facility, which includes an increase in throughput as well as the incorporation of a silver‑lead circuit. The expansion will evaluate a potential increase of processing capacity at McIlvenna Bay from 4,900 tonnes per day to approximately 7,000 tonnes per day. The addition of a dedicated silver‑lead circuit into the flowsheet is expected to enable recovery of lead into a separate concentrate and improve payable silver recoveries relative to the current design.
This initial study will assess the technical, economic, environmental and permitting considerations associated with the expansion. Any future development would be subject to completion of the project evaluation, receipt of required permits, Indigenous and Stakeholder engagement, and a positive final investment decision. The Company is targeting commissioning of the silver‑lead circuit in 2028 and the expansion in 2030.
Positioned as the Foundation for Long-Term District Growth
The McIlvenna Bay Mine is core to our view of the district-scale geological potential to deliver future satellite development opportunities. Ongoing exploration will target additional resources, which could support further expansion or a separate processing facility over time. The 2026 exploration program includes approximately 14,000 metres of diamond drilling focused on resource expansion, high grade extensions, and advancing regional targets.
In parallel, core scanning programs will enhance geological modelling and orebody characterization. Airborne and ground geophysical surveys are expected to help refine known deposit footprints and identify new targets across the broader land package.
Skouries Project – Greece
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces(4).
First production of the copper-gold concentrate is expected in Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds.
Concentrate Off-Take Agreements
The Company has entered into concentrate sales agreements with several offtakers for all expected 2026 volumes and a portion of 2027 volumes, and is in the final process with other counterparties to conclude agreements covering production through to 2029. The commercial terms agreed to are significantly better than those assumed in the 2022 feasibility study, reflective of the prevailing strong market conditions for copper-gold concentrates.
Capital Estimate and Schedule
The capital cost estimate for Skouries is approximately $1.315 billion to commercial production. The accelerated operational capital estimate is approximately $260.0 million to commercial production. The final capital cost for Skouries will reflect, among other things, completion of remaining project scope and is dependant on the date of commercial production.
The project remains fully funded through operating cash flow, cash and debt financing. The Term Facility totalling €740.4 million ($843.6 million) is fully drawn (including the Contingent Overrun Facility of €60.0 million which was drawn in Q2 2026).
(4) Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2027: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Project capital totalled $154.6 million in Q2 2026 and $290.2 million during the six months ended June 30, 2026. Accelerated operational capital cost totalled $59.6 million in Q2 2026, and $108.2 million during the six months ended June 30, 2026. At June 30, 2026, cumulative project capital invested towards Phase 2 of construction totalled $1.270 billion, and the cumulative accelerated operational capital totalled $201.3 million.
The Company is well positioned for start‑up, with over 3.9 million tonnes of ore stockpiled which is expected to provide the ore feed required through 2026 and supports a lower-risk commissioning and first year of production. Open pit and underground ore mining will continue for the balance of 2026 and will be blended to maximize cash flow with lower value ore being stockpiled for future years.
Construction Activities
As at June 30, 2026 overall project progress was 97% complete.
Primary Crusher Building
The primary crusher has crushed first ore in July in anticipation of mill start-up, marking an important commissioning milestone for the crushing circuit.
The stockpile dome, ancillary feeders and associated chute work is complete and ready for full operations.
Process Plant
The process plant is substantially complete, with wet commissioning well underway, in preparation for first ore introduction. Water circulation testing through the entire circuit to the tailings thickener/filter feed tanks is underway.
Thickeners
Two of the three tailings thickeners are in the final stages of being commissioned in advance of first ore. Concrete foundation work for the third tailings thickener, which is not required for start-up, has commenced, with completion planned in Q3 2026.
Filtered Tailings Facility
Work continues to progress on the filtered tailings plant which remains on the critical path, with electrical installations and commissioning as the final steps. Work is also advancing on the tailings handling infrastructure which is not required for first concentrate production.
Mechanical and electrical work on two of the six filters has been completed, with both filters ready for commissioning.
Construction of the filter plant tank farm with pump and piping installation and electrical connections are advancing towards commissioning commencement.
Powerline and Substations
Power infrastructure construction at Skouries has continued to advance and construction of all 12 towers and conductors is now complete. In July, the Company coordinated a successful eight-hour power suspension on the transmission line to enable installation of the final transmission tower. Initial tests of the sub-station have been completed by an independent third-party testing group. Final site energization and receipt of final sign-off remains contingent on inspection, which includes final testing and installation of metering equipment by the relevant Greek authority.
In the interim, the Company is proactively adding additional gensets to support commissioning activities and maintain progress where practical, including readiness and commissioning activities within the process plant. Full operation of major process plant systems, crushing, grinding, flotation, concentrate handling and tailings disposal, requires final site energization by the power authority.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Commissioning Activities
The plant continues to progress towards commissioning readiness across the major process and utility systems. The majority of the site’s electrical distribution network has been energized using temporary power, enabling the testing and commissioning of equipment prior to startup. Critical air and water utility systems are being progressively transferred to the commissioning team, supporting equipment flushing, functional testing, and wet commissioning. Equipment supplier specialists are on-site to support the commissioning of the SAG mill and ball mill, and work is ongoing. Successful integrated water testing of the process water, rougher flotation, and tailings thickening systems confirmed system performance and enabled expanded wet commissioning activities. Commissioning of the primary crushing and conveying system has begun, with extended runs of main equipment.
Integrated Extractive Waste Management Facility
The initial filtered tailings placement areas are well advanced. The platform for the tailings stacker is complete and ready for assembly, while the access ramp and platform for the mobile (grasshopper) conveyors have been excavated and prepared for placement of the conveyor units. Construction of the rock buttress supporting the downstream embankment of the first filtered tailings placement area in the Karatza Lakkos ("KL") valley is progressing and will be completed ahead of tailings placement.
Foundation preparation for the first phase of the KL filtered tailings embankment is substantially complete, and placement of engineered fill is underway across the full footprint.
Construction of the low-grade ore stockpile continued advancing. The lower section has been completed and construction is now focusing on the upper section.
Open Pit Mining
The open pit mine continued to ramp up during Q2 2026 and remains ahead of plan in building ore stockpiles for the process plant start-up. During the quarter, 1.28 million tonnes of ore were delivered to the stockpiles. At the end of Q2 2026, the stockpiles contained approximately 3.6 million tonnes of open pit and underground ore, representing an estimated 134,000 ounces of gold and 44 million pounds of copper.
Underground Development
The underground mine delivered 131 kt of ore to stockpiles during Q2 2026. Underground access development rates continued to accelerate, with a total of 2,191 metres of development completed during the quarter. Monthly advance rates reached a project record of 900 metres in May 2026, and the ventilation drive connecting the east and west ramps was also completed during the quarter.
Drilling of the third test stope commenced in Q2 2026 in preparation for blasting and extraction of a larger test stope (approximately 100 kt), which is expected to support improved productivity.
Processing
The processing operations and maintenance teams have successfully completed their theoretical training and are now completing job familiarization training at both the Skouries and Olympias sites.
Twelve highly experienced process plant ramp-up experts have been contracted to support the operations team during the first three months of operations.
Workforce
As at June 30, 2026, there were approximately 2,948 personnel working on site, including 515 Skouries employees.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Perama Hill Project – Greece
The Perama Hill Project is an epithermal gold-silver deposit located in the Thrace region of northeastern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery.
The Environmental Impact Assessment (EIA) was submitted to the Greek authorities in December 2025. A community consultation process led by Eldorado has commenced. A separate consultation process will be conducted by the Greek State subject to its process and timing. These processes will support transparent dialogue and stakeholder participation and are a precondition to EIA approval. In the interim, work will continue on the required feasibility and technical studies to support a construction decision.

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2026 Target / Projects	Exploration Expenditure
		Q2 2026	Q2 2025	YTD 2026	YTD 2025
Canada	Lamaque area targets (including Lamaque South), Bourlamaque targets (including Bevcon, Bonnefund, Aurbel), Uniake-Perestroika, Ontario projects, Golden Rose and Atlin Goldfields targets, and target generation activities	$5.8	$3.0	$8.8	$6.0
Turkiye	Efemcukuru West Vein targets, Derinkoy-Kurak targets, Atalan-Mayislar targets, Early-stage project and target generation activities	6.1	2.8	9.4	5.0
Greece	Stratoni Skarn, Early-stage project and target generation activities	1.5	0.1	2.7	0.2
Other	Early-stage project and target generation activities and third party evaluations	1.5	1.4	3.4	3.1
Total Expensed		$15.0	$7.3	$24.3	$14.2
Canada	Lamaque Operations: Triangle Deep & Plug 4, Ormaque resource conversion and expansion	$0.9	$1.4	$3.0	$4.9
Turkiye	Kokarpinar vein and acquisition of Turkiye exploration licenses	3.9	0.7	4.2	0.9
Greece	Olympias NW Zone, Olympias West Flats, Olympias resource conversion and expansion, Maves Petres, and Perama Hill Project	1.8	1.2	2.9	1.9
Other		—	—	—	0.2
Total Capitalized		$6.6	$3.3	$10.1	$7.9
Exploration and evaluation expenditures in Q2 2026 were primarily related to resource expansion programs in mine environments and drill testing of early-stage targets in Turkiye, Greece, and Canada (for a combined total of 54,712 metres). In addition, 2026 target generation activities advanced on various early-stage projects during the quarter.
In Q2 2026, exploration and evaluation expense related primarily to early-stage projects in Quebec, Turkiye and Greece, where a total of 41,088 metres of drilling were completed in the quarter (64,314 metres for year to date). In Eastern Canada, early-stage targets located within the Bourlamaque area were drilled (26,790 metres, including 4,920 metres at Aurbel, 5,530 metres at Bevcon, 13,301 metres at Lamaque South, 636 metres at Sigma Nord, 1,398 metres of underground exploration drilling from the Sigma-Triangle decline, and 1,005 metres at Perestroika were drilled as operator of an Option Agreement). In northern British Columbia, 1,718 metres were drilled at the partner-operated, Eldorado-funded Atlin Goldfields project. In Turkiye, exploration programs focused on desktop activities, fieldwork at regional greenfield projects, and some licence maintenance drilling. Early-stage drilling tested the Kurak target (474 metres) and drilling continued at Efemcukuru in the West Veins area (8,462 metres). In Greece, drilling continued at a skarn target along the Stratoni corridor with 3,633 metres. Additionally, field activities were undertaken across Greece, Turkiye and Canada as part of early-stage exploration aimed at generating new targets.
Capitalized expenditures related to resource expansion and resource conversion programs at Lamaque totalled 7,865 metres of drilling in Q2 2026. At Ormaque, drilling included 3,119 metres of surface resource expansion and 4,434 metres of underground conversion drilling, with 120 metres for exploration drilling of Ormaque extensions from the Sigma-Triangle decline. In addition, 192 metres of underground resource expansion drilling at Triangle were completed during the quarter. In Greece, capitalized expenditures related to resource expansion and resource conversion drilling programs at Olympias totalled 4,956 metres, including 1,567 metres of surface drilling supporting conversion drilling in the northern area of the deposit and 3,389 metres of underground resource expansion drilling in Q2 2026. Also in Greece, 803 metres of drilling were undertaken at Maves Petres. In total, 13,624 metres of capitalized expenditures related to drilling were completed during Q2 (for 31,053 metres year to date).

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations decreased to $149.5 million in Q2 2026 from $158.2 million in Q2 2025, primarily as a result of higher income taxes paid, lower gold ounces sold, higher production costs and expenses associated with the Foran Acquisition. This was partially offset by higher average realized gold prices. Income taxes paid of $67.4 million and $199.5 million in the three and six months ended June 30, 2026, respectively, primarily relate to operations in Turkiye, as well as income taxes and Quebec mining duties for Lamaque, which has increased due to higher profits.
Working capital changes resulted in an increase in cash of $46.4 million in Q2 2026. Movements included a $54.9 million increase in accounts payable driven primarily by timing of settlement of gold and copper swaps that matured in Q2 2026; a $41.9 million decrease in accounts receivable mostly related to the timing of concentrate sales and prepayments; partially offset by a $50.4 million increase in inventories mainly as a result of the build-up of the stockpile at Skouries and McIlvenna Bay as well as increased materials and supplies inventory at Kisladag.
Investing Activities
In Q2 2026, we received $159.1 million in cash on the acquisition of Foran. This amount is net of the cash consideration paid of $4.2 million.
In Q2 2026, we invested $469.6 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $154.6 million for Skouries project capital, $59.6 million for Skouries accelerated operational capital, $78.1 million for McIlvenna Bay project capital, $38.3 million at Lamaque primarily related to Ormaque development, and $32.6 million at Kisladag relating to waste stripping and continued construction of the North Heap Leach Pad. Sustaining capital expenditures at gold mines totalled $35.0 million, primarily related to underground development, equipment rebuilds, and processing improvements.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026

Summary of Capital Expenditures	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Kisladag	$32.6	$22.3	$83.8	$43.0
Lamaque	38.3	16.4	66.1	29.0
Efemcukuru	5.8	3.5	8.2	5.2
Olympias	14.3	5.1	22.3	8.9
Growth capital investment at operating mines (1)	$91.1	$47.3	$180.5	$86.2
Kisladag	$5.6	$6.5	$9.0	$8.8
Lamaque	16.1	25.4	36.3	48.1
Efemcukuru	5.7	6.4	10.3	9.4
Olympias	7.6	5.8	12.2	10.7
Sustaining capital expenditures at operating mines (1)	$35.0	$44.1	$67.9	$76.9

Skouries project capital (2)	$154.6	$117.0	$290.2	$200.9
Skouries accelerated operational capital	59.6	27.1	108.2	33.5
McIlvenna Bay project capital (2)	78.1	—	78.1	—
Sustaining capitalized exploration	0.1	(0.2)	0.5	0.4
Capitalized depreciation	9.3	2.5	16.8	3.5
Other projects	13.5	3.2	17.2	12.6
Total capital expenditures (3)	$441.3	$240.9	$759.3	$414.1

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	$39.1	($45.4)	$40.2	($56.9)
Lease and other non-monetary additions	(1.5)	(1.9)	(1.7)	(4.0)
Capitalized depreciation	(9.3)	(2.5)	(16.8)	(3.5)
Total cash capital expenditures (4)	$469.6	$191.2	$781.0	$349.7
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $20.3 million in Q2 2026 (2025: $12.0 million), and $35.5 million for the six-month period ended June 30, 2026 (2025: $22.2 million).
(3)Excludes asset retirement adjustments of $2.3 million in Q2 2026 (2025: nil), and $2.3 million for the six-month period ended June 30, 2026 (2025: $5.3 million).
(4)Excludes capitalized interest paid of $22.6 million in Q2 2026 (2025: $10.9 million), and $31.1 million for the six-month period ended June 30, 2026 (2025: $20.0 million).

Financing Activities
Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
In the six months ended June 30, 2026, the Company drew down €60.0 million ($68.4 million) on the Term Facility (through the Contingent Overrun Facility). The Company had no drawdowns and made repayments of €30.0 million ($35.8 million) on the VAT Facility. Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries Project.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising this deferral option in January 2025, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032. The cumulative drawdowns on the Term Facility since inception amount to €740.4 million ($843.6 million) and the Commercial Loan Facility and the RRF Facility are now fully drawn.
Senior Notes
On August 26, 2021 we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold Cooperatief U.A., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. We are in compliance with these covenants as at June 30, 2026.
Senior Secured Credit Facility
On June 27, 2024, we entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, and to extend the facility to a maturity date of June 27, 2028. On May 26, 2026, the Company elected to increase the available credit by $100 million to $450 million through an accordion feature. On June 24, 2026, the Company completed a draw down on the Credit Facility of $100.0 million. No repayments have been made on the Credit Facility. We are in compliance with covenants related to the Credit Facility as at June 30, 2026.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at June 30, 2026, after giving effect to investments in the Skouries Project to date, the amount outstanding under the letter of credit for Skouries was €43.6 million ($49.7 million) and the Company's available balance on the Credit Facility was $300.0 million. The letter of credit will continue to be reduced Euro for Euro as the Company contributes equity to its Greek subsidiary for investment in the Skouries Project.
Sprott Credit Facility
As part of the Foran Acquisition the Company assumed a fully drawn US$250 million non-revolving facility with a maturity date of September 30, 2031 (“Sprott Credit Facility”) plus capitalized interest of $44.9 million. The Sprott Credit Facility was fair valued at the date of acquisition. Interest on the facility accrues at a floating rate of 6.95% per annum plus the greater of the Term 3 Month Secured Overnight Financing Rate and 2.00% per annum.
Principal repayments will commence on June 30, 2027, and the Company shall pay to the lender equal repayments of the principal amount of the Sprott Credit Facility, in an amount equal to 2.65% of the outstanding principal amount of the Sprott Credit Facility on a quarterly basis until June 30, 2031. The remainder of the scheduled principal payments are due upon the maturity date. Interest payments are paid quarterly and commenced on June 30, 2026.
We are in compliance with all covenants contained in the Sprott Credit Facility as at June 30, 2026.
Equipment Finance Facility
As part of the Foran Acquisition, the Company assumed an equipment financing facility with Sandvik Financial Services Canada ("Equipment Finance Facility"), which funded the initial battery electric vehicle mining fleet and essential components at the McIlvenna Bay Project. As at June 30, the balance outstanding is C$53.3 million ($37.5 million).
The Equipment Finance Facility incurs interest at a fixed rate of 3.20% per annum plus the 5-year Canadian overnight index swap rate at the date of the draw. Interest and principal repayments on drawn amounts commence immediately over a 60-month period.
We are in compliance with all covenants as at June 30, 2026.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Capital Resources

	June 30, 2026	December 31, 2025
Cash and cash equivalents	$554.6	$869.4
Working capital	592.6	944.6
Debt	1,749.9	1,275.1
At June 30, 2026, we had cash and cash equivalents of $554.6 million compared to $869.4 million at December 31, 2025. The decrease in the cash balance is primarily due to growth capital investment, share buybacks, repayments of the VAT Facility, dividend payments, and income taxes paid. These cash outflows are offset partly by cash generated from operating activities, drawdowns on the Credit Facility and Term Facility as well as cash received on the acquisition of Foran.
We expect that our working capital of $592.6 million as at June 30, 2026, together with expected future cash flows from operations and access to the Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at June 30, 2026 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt - Term Facility (1)	$101.2	$101.2	$92.8	$126.5	$168.7	$253.1	$843.6
Debt - Sprott Credit Facility (1)	7.8	31.3	31.3	31.3	31.3	162.0	294.9
Debt - Equipment Finance Facility (1)	9.1	9.7	10.1	6.7	1.9	—	37.5
Debt - Government contributions (1)	0.7	—	—	—	—	5.9	6.6
Purchase obligations	1.2	0.1	—	—	—	—	1.3
Leases	7.8	4.9	2.9	1.5	1.3	3.7	22.2
(1) Does not include interest on debt.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Quarterly Results

	2026	2026	2025	2025	2025	2025	2024	2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$487.5	$532.4	$577.2	$434.7	$451.7	$355.2	$435.7	$331.8
Net earnings from continuing operations (1,2)	172.8	136.4	252.3	56.5	139.0	72.0	108.2	101.1
Net (loss) earnings from discontinued operations (1,4)	—	—	(11.5)	(0.5)	(1.0)	0.4	(3.2)	(6.1)
Net earnings per share from continuing operations (1,2)
- basic	$0.69	$0.69	$1.26	$0.28	$0.68	$0.35	$0.53	$0.49
- diluted	$0.68	$0.68	$1.25	$0.28	$0.67	$0.35	$0.52	$0.49
Adjusted net earnings per share - basic (1,3)	$0.54	$0.95	$0.63	$0.41	$0.44	$0.28	$0.62	$0.35
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)Discontinued operations include the Romania segment for the years 2025 and 2024.
Revenue and net earnings from 2024 to Q1 2026 benefitted from increasing average realized gold prices. Part of this impact was offset by higher royalties as a result higher average realized gold prices and revised royalty rates enacted in Turkiye in mid-2025.
In Q3 2024, net earnings from continuing operations includes a $50.1 million gain ($60 million gain, net of $9.9 million tax impact) related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021. In Q4 2024 and Q2 2025, net earnings from continuing operations were impacted by higher gold production and gold sales at Lamaque due to the processing of the high-grade Ormaque bulk samples.
Adjusted net earnings(5) in Q2 2026 removes significant items that do not reflect our underlying performance, among other things, a reversal of $116.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, $13.1 million expense relating to acquisition and integration costs.
Other significant adjustments from prior quarters include the following:
•Q1 2026 - a $18.3 million loss on foreign exchange translation of deferred tax balances, a $20.0 million unrealized loss on derivative instruments, and $7.7 million expense relating to acquisition costs.
•Q4 2025 - a deferred tax recovery of $104.2 million on the recognition of deferred tax assets and a $27.4 million unrealized gain on derivative instruments.
•Q3 2025 - an unrealized loss on derivative instruments of $22.2 million.
•Q2 2025 - a gain related to foreign exchange on deferred tax of $22.8 million and an unrealized gain on derivative instruments of $18.7 million.
•Q1 2025 - a deferred tax recovery of $73.5 million on the recognition of a deferred tax asset and a $63.4 million unrealized loss on derivative instruments.
•Q4 2024 - an unrealized gain of $10.2 million on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q3 2024 - an unrealized loss of $33.1 million on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
(5) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Outstanding Share Information

Common Shares Outstanding (1)
- as of June 30, 2026	261,318,643
- as of July 30, 2026	261,319,863
Share purchase options - as of July 30, 2026 (Weighted average exercise price per share: C$25.76)	2,721,301
Performance share units (2) - as of July 30, 2026	925,764
(1)Includes shares held in trust for restricted share units.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the performance of our gold mining operations and its ability to generate positive cash flow. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
We believe that our use of total cash costs per ounce sold and all-in sustaining costs per ounce sold will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, assessing our operating performance, and our ability to generate free cash flow from gold operations. Due to the capital-intensive nature of the industry and the long useful lives over which these assets are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine, and therefore we believe these measures are useful non-IFRS operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: gains or losses on derivatives, non-cash write-downs of assets; gains or losses on disposals of assets; costs associated with debt refinancing or redemptions; non-cash impairments or reversals of impairments; costs associated with mine closures; acquisition and integration costs; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. In addition to the items listed for Adjusted EBITDA, these may also include: losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; reassessment of prior year taxes and/or taxes otherwise not related to the current period; and other non-recurring tax expenses or recoveries. Although some of the items may be recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), royalty payments, and costs allocated to by-products, but exclude depreciation and amortization, share based payments expenses and reclamation costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.
Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized exploration, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities, investments in associates and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries and McIlvenna Bay is a useful indicator of our ability to generate free cash flow from operations, prior to investment in Skouries and McIlvenna Bay.
Free cash flow excluding Skouries and McIlvenna Bay	Defined as free cash flow (defined above) adding back cash-basis capital additions and capitalized interest paid for the Skouries and McIlvenna Bay projects.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.		We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Earnings before income tax (1)	$227.2	$172.2	$473.9	$214.5
Depreciation and amortization (2)	54.7	66.4	109.1	127.0
Interest income	(5.4)	(9.0)	(13.1)	(17.2)
Finance costs	10.2	0.7	24.1	12.9
EBITDA	$286.6	$230.3	$594.1	$337.2
Realized loss on gold and copper derivative instruments	97.6	—	97.6	—
Unrealized (gain) loss on derivative instruments	(116.6)	(18.7)	(96.6)	44.7
Acquisition and integration costs	13.1	—	20.8	—
Loss (gain) on disposal of assets	0.2	0.2	0.6	(7.1)
Share of loss from associate	0.2	—	0.4	—
Adjusted EBITDA	$281.1	$211.8	$616.8	$374.8
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Includes depreciation within general and administrative expenses.

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net earnings attributable to shareholders of the Company (1)	$172.8	$139.0	$309.2	$211.0
Loss (gain) on foreign exchange translation of deferred tax balances	15.8	(22.8)	34.1	(26.3)
Decrease (increase) in fair value of redemption option derivatives	1.5	(7.3)	7.3	(7.9)
Realized loss on gold and copper derivative instruments	97.6	—	97.6	—
Unrealized (gain) loss on derivative instruments	(116.6)	(18.7)	(96.6)	44.7
Acquisition and integration costs	13.1	—	20.8	—
Gain on deferred tax due to changes in tax rates	(47.4)	—	(47.4)	—
Tax recovery on recognition of deferred tax asset	—	—	—	(73.5)
Discount on sale of marketable securities	—	—	(0.1)	5.1
Gain on sale of mining licenses	—	—	—	(6.5)
Share of loss from associate	0.2	—	0.4	—
Tax effect on adjustments	(0.2)	—	(0.2)	—
Total adjusted net earnings	$136.7	$90.1	$325.0	$146.5
Weighted average shares outstanding (thousands)	251,453	204,907	224,741	204,835
Adjusted net earnings per share ($/share)	$0.54	$0.44	$1.45	$0.72
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Reconciliation of Total Cash Costs, Total Cash Cost per Ounce Sold, AISC, and AISC per Ounce Sold to Production Costs
Our reconciliation of total cash costs, total cash costs per ounce sold, AISC, and AISC per Ounce Sold to production costs, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$51.1	$42.4	$23.0	$43.3	$—	$159.6
Transportation and selling costs	0.2	0.1	3.2	3.1	—	$6.7
Inventory change (1)	(17.2)	(1.3)	0.2	3.0	—	($15.3)
Royalty expense	7.5	3.0	12.3	11.0	—	$33.8
Production costs	$41.6	$44.2	$38.7	$60.3	$—	$184.8
Costs allocated to by-products	(1.8)	(0.9)	(3.3)	(33.3)	—	($39.4)
Treatment and refining costs (2)	—	—	—	1.7	—	$1.7
Total cash costs	$39.7	$43.3	$35.3	$28.7	$—	$147.0
Corporate & allocated G&A	—	—	—	—	13.4	$13.4
Exploration costs	—	0.1	—	—	—	$0.1
Reclamation costs and amortization	1.3	0.2	0.3	0.4	—	$2.3
Sustaining capital	5.6	16.1	5.7	7.6	—	$35.0
All-in sustaining costs	$46.7	$59.7	$41.3	$36.7	$13.4	$197.8
Gold oz sold	19,389	50,060	18,345	14,897	—	102,691
Total cash costs/oz	$2,050	$865	$1,926	$1,923	$—	$1,432
AISC/oz	$2,407	$1,192	$2,252	$2,465	$130	$1,926
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
For the six months ended June 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$90.4	$80.4	$43.7	$82.4	$—	$296.8
Transportation and selling costs	0.3	0.2	6.0	5.6	—	$12.2
Inventory change (1)	(20.3)	(0.3)	—	0.6	—	($20.0)
Royalty expense	27.9	5.6	26.6	23.8	—	$83.9
Production costs	$98.3	$86.0	$76.3	$112.4	$—	$373.0
Costs allocated to by-products	(4.9)	(2.3)	(7.5)	(65.3)	—	($80.0)
Treatment and refining costs (2)	—	—	—	2.0	—	$2.0
Total cash costs	$93.4	$83.7	$68.8	$49.0	$—	$294.9
Corporate & allocated G&A	—	—	—	—	25.5	$25.5
Exploration costs	—	0.5	—	—	—	$0.5
Reclamation costs and amortization	2.5	0.4	0.6	0.9	—	$4.4
Sustaining capital	9.0	36.3	10.3	12.2	—	$67.9
All-in sustaining costs	$105.0	$120.8	$79.7	$62.2	$25.5	$393.2
Gold oz sold	47,700	94,667	33,518	27,425	—	203,310
Total cash costs/oz	$1,958	$884	$2,053	$1,788	$—	$1,451
AISC/oz	$2,201	$1,276	$2,377	$2,267	$125	$1,934
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.
For the three months ended June 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$40.9	$35.5	$19.6	$38.5	$—	$134.5
Transportation and selling costs	0.3	0.1	2.7	2.3	—	$5.4
Inventory change (1)	(1.8)	(1.4)	(0.3)	(3.0)	—	($6.5)
Royalty expense	13.3	1.9	6.5	6.9	—	$28.7
Production costs	$52.7	$36.1	$28.5	$44.8	$—	$162.2
Costs allocated to by-products	(1.4)	(0.5)	(1.8)	(21.4)	—	($25.0)
Treatment and refining costs (2)	—	—	1.0	1.8	—	$2.8
Total cash costs	$51.3	$35.6	$27.7	$25.2	$—	$139.9
Corporate & allocated G&A	0.4	—	0.3	—	13.0	$13.7
Exploration costs	—	(0.2)	—	—	—	($0.2)
Reclamation costs and amortization	1.8	0.1	0.2	0.4	—	$2.5
Sustaining capital	6.5	25.4	6.4	5.8	—	$44.1
All-in sustaining costs	$60.0	$60.9	$34.6	$31.4	$13.0	$199.9
Gold oz sold	45,290	49,447	20,779	15,973	—	131,489
Total cash costs/oz	$1,133	$721	$1,335	$1,578	$—	$1,064
AISC/oz	$1,324	$1,231	$1,667	$1,967	$99	$1,520
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
For the six months ended June 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$82.9	$66.8	$37.4	$73.0	$—	$260.2
Transportation and selling costs	0.4	0.2	5.4	4.2	—	$10.2
Inventory change (1)	(7.0)	1.5	(1.7)	(3.6)	—	($10.8)
Royalty expense	23.9	3.3	12.2	11.5	—	$50.9
Production costs	$100.2	$71.9	$53.2	$85.1	$—	$310.5
Costs allocated to by-products	(2.9)	(0.9)	(3.3)	(34.3)	—	($41.4)
Treatment and refining costs (2)	—	—	1.9	3.0	—	$4.9
Total cash costs	$97.4	$70.9	$51.9	$53.8	$—	$274.0
Corporate & allocated G&A	0.7	—	0.7	—	23.5	$24.9
Exploration costs	—	0.4	—	—	—	$0.4
Reclamation costs and amortization	3.6	0.2	0.3	0.8	—	$4.9
Sustaining capital	8.8	48.1	9.4	10.7	—	$76.9
All-in sustaining costs	$110.4	$119.6	$62.2	$65.3	$23.5	$381.1
Gold oz sold	89,628	91,652	38,569	27,903	—	247,752
Total cash costs/oz	$1,086	$774	$1,345	$1,929	$—	$1,106
AISC/oz	$1,232	$1,305	$1,613	$2,341	$95	$1,538
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
General and administrative expenses (from consolidated statement of operations)	$12.1	$10.6	$23.3	$18.7
Add:
Share-based payments expense	2.8	4.2	6.4	8.5
Less:
Integration costs	(1.1)	—	(1.1)	—
Depreciation in general and administrative expenses	(0.5)	(0.5)	(0.9)	(0.9)
Business development	0.5	(0.2)	(1.1)	(0.5)
Development projects	(0.6)	(0.4)	(1.1)	(0.9)
Corporate and allocated general and administrative expenses per AISC	$13.4	$13.7	$25.5	$24.9

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Exploration and evaluation expense (from consolidated statement of operations) (1)	$15.0	$7.3	$24.3	$14.2
Add:
Capitalized exploration cost related to operating gold mines	0.1	(0.2)	0.5	0.4
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(15.0)	(7.3)	(24.3)	(14.2)
Exploration and evaluation costs per AISC	$0.1	($0.2)	$0.5	$0.4
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.5	$1.5	$3.0	$3.0
Add:
Depreciation related to asset retirement obligation assets	1.0	1.2	1.9	2.4
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.5)	(0.5)
Reclamation costs and amortization per AISC	$2.3	$2.5	$4.4	$4.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$441.3	$240.9	$759.3	$414.1
Growth and development project capital investment - gold mines	(93.2)	(47.0)	(185.6)	(85.7)
Growth and development project capital investment - other	(308.9)	(148.8)	(499.1)	(248.5)
Sustaining capital exploration	(0.1)	0.2	(0.5)	(0.4)
Sustaining capitalized depreciation	(3.4)	—	(6.1)	—
Sustaining leases	(0.7)	(1.2)	(0.2)	(2.5)
Sustaining capital expenditure at operating gold mines	$35.0	$44.1	$67.9	$76.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$88.6	$—	($1.8)	$86.8	19,389	$4,477
Lamaque	223.4	—	(0.9)	222.5	50,060	4,445
Efemcukuru	76.8	—	(3.3)	73.4	18,345	4,003
Olympias	98.6	1.7	(33.3)	67.0	14,897	4,494
Total consolidated	$487.5	$1.7	($39.4)	$449.7	102,691	$4,379
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the six months ended June 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$234.3	$—	($4.9)	$229.4	47,700	$4,810
Lamaque	443.0	—	(2.3)	440.7	94,667	4,655
Efemcukuru	155.4	—	(7.5)	147.9	33,518	4,413
Olympias	187.1	2.0	(65.3)	123.8	27,425	4,513
Total consolidated	$1,019.9	$2.0	($80.0)	$941.8	203,310	$4,632
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the three months ended June 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.4	$—	($1.4)	$149.0	45,290	$3,289
Lamaque	164.8	—	(0.5)	164.3	49,447	3,323
Efemcukuru	70.7	1.0	(1.8)	69.9	20,779	3,364
Olympias	65.9	1.8	(20.8)	46.8	15,973	2,932
Total consolidated	$451.7	$2.8	($24.5)	$430.0	131,489	$3,270
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
For the six months ended June 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$279.6	$—	($2.9)	$276.7	89,628	$3,087
Lamaque	286.8	—	(0.9)	285.9	91,652	3,119
Efemcukuru	128.2	1.9	(3.3)	126.8	38,569	3,287
Olympias	112.4	3.0	(33.7)	81.6	27,903	2,926
Total consolidated	$807.0	$4.9	($40.8)	$771.1	247,752	$3,112
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

Free Cash Flow and Free Cash Flow Excluding Skouries and McIlvenna Bay
Our reconciliations of free cash flow and free cash flow excluding Skouries and McIlvenna Bay to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$149.5	$158.2	$290.9	$288.6
Less: Cash used in investing activities	(361.1)	(217.2)	(591.4)	(222.0)
Less: Proceeds from sale of mining licenses	(2.0)	(2.5)	(2.0)	(2.5)
Add (less): Purchase (proceeds from sale) of marketable securities	3.1	—	(37.1)	(155.1)
Less: Cash received from acquisition of subsidiary	(159.1)	—	(159.1)	—
Add: Acquisition and integration costs	20.8	—	20.8	—
Add: Purchase of investment in associate	14.7	—	14.7	—
Free cash flow	($334.1)	($61.6)	($463.2)	($91.0)
Add: Skouries cash capital expenditures	233.1	112.1	416.7	200.3
Add: McIlvenna Bay cash capital expenditures	119.2	—	119.2	—
Add: Capitalized interest paid (2)	22.6	10.9	31.1	20.0
Free cash flow excluding Skouries and McIlvenna Bay	$40.9	$61.5	$103.8	$129.4
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Includes interest from the Senior Notes, the Term Facility and the Sprott Credit Facility.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$149.5	$158.2	$290.9	$288.6
(Less) add: Changes in non-cash working capital	(46.4)	43.8	(0.7)	49.9
Cash flow from operating activities before changes in working capital	$103.1	$202.0	$290.2	$338.5
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: commodity price risk; construction and development risks at the Skouries Project, the McIlvenna Bay Project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change, including risks related to forest fires and water management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2025, which risks are incorporated by reference in this MD&A.
There were no significant changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2026.

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2025 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

40

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitation on scope of design
On April 14, 2026, the Company completed the Foran Acquisition. As permitted under Section 3.3(1)(b) of National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows for an issuer to limit the design of Internal Controls over Financial Reporting and Disclosure Controls and Procedures to exclude a business that the issuer acquired not more than 365 days before the end of the reporting period, the Company has excluded the internal controls of Foran's entities from its assessment of the effectiveness of internal control over financial reporting because Foran was acquired not more than 365 days before the end of June 30, 2026. The Company is in the process of integrating Foran's operations and internal control framework and expects to include Foran’s entities in the scope of its internal control assessments in a future reporting period.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2025 and 2024. There have been no subsequent material changes to these significant judgements and accounting estimates.
Adoption of New Accounting Standards and Upcoming Changes
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024.
(a) Current adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2026:
•Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures.
There was no material impact on the Company's condensed consolidated financial statements from the adoption of these amendments.
(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)
In April 2024, the IASB issued IFRS 18 which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined

41

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026 performance measures within the financial statements. We are currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts have been identified based on our preliminary assessment:
•     Although the adoption of IFRS 18 will have no impact on net earnings from continuing operations, items of income and expenses in the Statements of Operations will be grouped into new categories resulting in new subtotals and/or line items being presented, including operating profit, and changes in how certain existing subtotals are calculated. Income from equity investees and interest income from cash and cash equivalents will be presented in the investing section of the Statements of Operations.
•     We do not expect there to be a significant change in the information that is currently disclosed in the notes to the financial statements; however, there will be new disclosures required for management-defined performance measures (MPM). An MPM is a subtotal of income and expenses that a company uses in public communications outside of its financial statements to convey an aspect of the financial performance of the company as a whole. We have performed an initial assessment of the performance measures that we currently use in our communications outside of the financial statements and believe that the following will meet the MPM definition: Adjusted net earnings, EBITDA, and Adjusted EBITDA.
•     From a cash flow statement perspective, there will be changes to how interest received is presented. Interest received will be presented as investing cash flows, which is a change from the current presentation as part of operating cash flows. In addition, operating profit will be the starting point for determining cash flows from operating activities instead of net earnings from continuing operations.
We will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 will be restated in accordance with IFRS 18.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President and Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, "focus", “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but is not limited to, statements or information with respect to: expected benefits of the Amended Investment Agreement; identification of Perama Hill as a development project; our belief that McIlvenna Bay is a high-quality, long-life asset; our beliefs and goals with respect to reserve growth and low cost growth through discovery; our jurisdictional strategy; our intentions to deliver value to stakeholders; the payment of regular quarterly dividends under our dividend program, including the third quarter dividend payable date; expected changes to Eldorado’s management team and Board and the timing in relation thereto; the Company’s 2026 outlook, including annual production guidance and relative production through

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026 the year, production ranges by material property, expected total cash costs per ounce sold, AISC per ounce sold, operations growth capital, sustaining capital and exploration expenditures; efforts to deliver continuous improvements in workplace safety; expected decrease in corporate income tax rate in Turkiye; with respect to Skouries: our expectation of first concentrate production in Q3 and commercial production in Q4 2026; our expectations that we are in the final process with other counterparties to conclude concentrate agreements covering production through 2029; projected gold production and copper production; our capital estimate and schedule, and our expectation that we are well positioned for start-up; expectations relating to open pit and underground ore mining and timing thereof; our expectation that our ore stockpile will provide the ore feed required through 2026 and supports a lower-risk commissioning and first year of production; expected progress on construction activities and commissioning activities; expected total workforce and our expectation of labour resources; expected completion of job familiarization training at both the Skouries and Olympias sites; and our expectations of a larger test stope to support improved productivity; with respect to McIlvenna Bay: our expectations of commercial production in Q3 2026 for the McIlvenna Bay Project and expected production amounts; expected costs and capital expenditures; operating and ramp-up activities, and progress thereof; our expectations relating to life of mine and resource base; our expectations of exploration and benefits thereof, including in the nearby Tesla Zone; our focus in Q3 2026 to optimize current operations and increase throughput to full design capacity; expected ramp up to commercial production in Q3 2026; expectations of initial Mineral Resource for Tesla and an updated Technical Report, and expected timing thereof; our expectations relating to jurisdiction and infrastructure and benefits thereof; integration of McIlvenna Bay; expectations of a study to evaluate an expansion of the processing facility and benefits thereof; expected commissioning of the silver-lead circuit and timing thereof; our view of the district-scale geological potential to deliver future satellite development opportunities; and our exploration program, core scanning programs, and geophysical surveys; with respect to Kisladag: our evaluation of a pit shell and expected benefits thereof, and our expectation of increased waste stripping; our expectations and progress of the whole ore agglomeration circuit, including expectations to increase permeability and reduce leach time; expected timing of commissioning and ramp-up; expectations of an investment decision on the additional screening from the geometallurgical study and timing thereof; and our expectations of the mine optimization plan; with respect to Olympias: expected completion of the 650 ktpa expansion by the end of 2026 and anticipated ramp-up in the first quarter of 2027; with respect to the Perama Hill Project: expected parameters of operations if developed; our expectation of consultation processes and expected benefits thereof; pending EIA approvals; and expected work on feasibility and technical studies; planning exploration drilling, exploration targets and projects; expected sources of funding for the Skouries Project and expected reductions in the letter of credit backstopping the equity commitment for the project; expected repayment schedule for the Term Facility and extension of drawings from the deferral option; expected repayments under the Sprott Credit Facility and Equipment Finance Facility and timing thereof; expectations that working capital will be sufficient for the next twelve months; expectations with respect to the Company’s material exposure to Pillar Two top-up taxes; critical accounting estimates and judgements; changes in accounting policies and standards, including expected implementation of IFRS 18; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries Project, the McIlvenna Bay Project and our other operating mines and development projects; the current or future price of gold, copper and other commodities; the availability of financing for our exploration, development and operating activities and our ability to access existing project funding and remain in compliance with all covenants and contractual commitments related thereto; the geopolitical, economic, permitting and legal climate that we operate in, including recent disruptions to shipping operations in the Strait of Hormuz and Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market; availability of labour resources, including for construction, development and improvements activities; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom; general business and economic conditions, including interest rates, inflation, commodity and power

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026 prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to develop, finalize and execute on our updated five-year strategic plan through 2030; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue to make purchases under our normal course issuer bid and to pay dividends; the impact of acquisitions, dispositions, suspensions or delays on our business; our ability to manage and mitigate the risks associated with our use of technology and artificial intelligence; the expected vesting and redemption outcomes under our compensation securities; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the effectiveness of our hedging programs; and our ongoing relations with regulators, communities, and our partners.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; our ability to obtain the requisite inspections and approvals for energization of the power supply from the power authority in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements or information contained in this MD&A are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries Project, the McIlvenna Bay Project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change, including risks related to forest fires and water management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; change of control; actions of

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026 activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Managing Risk” above, as well as those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to efficiently manage the transitions from construction to commission to operations; our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, water management infrastructure, and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2026 primarily in Euros but are reported in U.S. dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise. Financial information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and are not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR+ and EDGAR under our Company name. The reader is directed to carefully review such documents for a full understanding of the financial information summarized herein.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2025, a summary of which was published on November 26, 2025.

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